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June 22, 1999



BY EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

       Re: MONY Life Insurance Company of America
           MONY America Variable Account L- Registration Statement on Form S-6 (Registration No. 333-06071 and 811-4235)


Gentlemen:


On behalf of MONY Life Insurance Company of America ("MONY America"), the depositor of the trust, I hereby withdraw Post-Effective Amendment No. 8 to the Registration Statement on Form S-6 (Registration No. 333-06071) which was filed on May 18, 1999.

The Post-Effective Amendment No.9 to the Registration Statement filed on May 25, 1999 substituted for this filing.

If you have any questions or require any further information with respect to the withdrawal of this Post-Effective Amendment or any matters relating this filing, please do not hesitate to call me at 212-708-2201.


Thank you for your consideration.


Very truly yours,



/s/ FREDERICK C. TEDESCHI
Frederick C. Tedeschi
Vice President and Chief Counsel, Operations